Mail Stop 4561

June 11, 2008

Judson C. Green
President and Chief Executive Officer
NAVTEQ Corporation
425 W. Randolph Street
Chicago, IL 60606

      Re: **NAVTEQ Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2007
                Filed February 29, 2008
                File No: 001-32262

Dear Mr. Green:

      We have completed our review of your Form 10-K and have no further comments at this time on the specific issues raised.

                                  Sincerely,

                                  Craig D. Wilson
                                  Senior Assistant Chief Accountant